SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN CEMENT S. À R.L.

Société à responsabilité limitée
A company organized and existing under the laws of Luxembourg
Registered Office: L-5365 Münsbach,
9 Parc d’Activité Syrdall, City of Münsbach
Grand Duchy of Luxembourg

(A company entirely indirectly held by Companhia Siderúrgica Nacional, Public Company, a company organized and existing under the laws of Brazil, with registered office at Rua São José no. 20 – Grupo 1620, Centro, Rio de Janeiro – RJ, Brazil)

ANNOUNCEMENT FOR THE LAUNCH OF A GENERAL TAKEOVER BID FOR THE ACQUISITION OF SHARES REPRESENTING THE SHARE CAPITAL OF CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A.

In accordance with and for the purposes of article 183-A of the Portuguese Securities Code (“PSC”) it is hereby made public the launching by CSN Cement S. à r.l. (formerly Seavon Holding S. à r.l.), a company organized and existing under the laws of Luxembourg, which share capital is entirely indirectly held by Companhia Siderúrgica Nacional, of a general takeover bid for the acquisition (hereinafter referred to as the “Offer”) of the shares representing the share capital of CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A. pursuant to the terms and conditions hereunder and under all other Offer documents:

1. The offeror is CSN Cement S. à r.l. (formerly Seavon Holding S. à r.l.), a company organized and existing under the laws of Luxembourg, with registered office at L-5365 Münsbach, 9 Parc d’Activité Syrdall, City of Münsbach, Grand Duchy of Luxembourg (hereinafter referred to as “CSN CEMENT” or the “Offeror”).

2. The share capital in the Offeror is entirely held by CSN Steel S. à r.l., a company organized and existing under the laws of Luxembourg, the share capital of which is in its turn entirely held by Companhia Siderúrgica Nacional, a company organized and existing under the laws of Brazil, with registered office at Rua São José, no. 20 – Grupo 1602, Centro, Rio de Janeiro – RJ, Brazil, which is the parent company of the CSN Group.

3. The target company is CIMPOR – CIMENTOS DE PORTUGAL, SGPS, S.A., a public company, with registered office in Lisbon, Rua Alexandre Herculano, number 35, corporation number 500 722 900, registered with the Commercial Registry of Lisbon, with a share capital of € 672,000,000.00 (hereinafter referred to as “CIMPOR” or the “Target Company”).

4. The Financial Intermediary acting on behalf of the Offeror and providing assistance services in relation to the Offer, in accordance with and for the purposes of articles 113-1(b) and 337-2(b) of the PSC, is BANCO ESP¥RITO SANTO DE INVESTIMENTO, S.A., with registered office in Lisbon, Edifício Quartzo, Rua Alexandre Herculano, number 38, with a share capital of € 180,000,000.00, corporation number 501 385 932, registered with the Commercial Registry of Lisbon.

5. The securities that are subject to the Offer are the 672,000,000 shares representing the entire share capital in the Target Company (hereinafter referred to as the “Shares”), in the par value of € 1.00 each.

6. The Offer is general and voluntary, and the Offeror undertakes, in accordance with the Offer’s documents, to acquire all the Shares that are the subject of acceptance.

7. Shares may be the subject of acceptance only if they are fully paid-up, with all rights pertaining thereto and free from any encumbrances or charges.

8. As far as the Offeror is aware, there are no voting rights pertaining to the Shares attributable to the Offeror in accordance with article 20-1 of the PSC.

9. The consideration offered consists in a cash amount of € 5.75 (five euros and seventy-five cents) for each Share. The physical and financial settlement of the Offer will occur on the third business day following the Stock Exchange Special Session of Euronext Lisbon – Sociedade Gestora de Mercados Regulamentados, S.A. (hereinafter referred to as “Euronext Lisbon”). Such Stock Exchange Special Session is expected to occur on 18 February 2010 and the physical and financial settlement on 23 February 2010. The overall amount of the Offer is € 3,864,000,000.00 (three billion eight hundred and sixty-four million euros).

10. The term of the Offer shall take place between 8:30 a.m. of the January 28th, 2010 and 3:00 p.m. of the February 17Th, 2010.

11. The Offer is subject to the acquisition by the Offeror, within the Offer, of a number of Shares that, when added to the Shares that may eventually be acquired by the Offeror, CSN and/or companies in a control or group relationship with the same, regardless of the location of the respective registered office, represent at least 50 per cent of the share capital in CIMPOR plus one share.

12. According to the Preliminary Announcement, the launching of the Offer was subject to obtaining the approvals and administrative authorizations required under Portuguese law or any applicable foreign law, notably the non-opposition from competition authorities. On 26 January 2010 the Offeror, through an addendum to the Preliminary Announcement made public on the same date, informed the market that the competition authorities relevant for the purposes of this condition are the following: European Commission, Rekabet Kurumu (Turkish Competition Authority), Ministry of Commerce of the People’s Republic of China and South African Competition Commission, the competition authorities for the European Union, Turkey, People’s Republic of China and South Africa, respectively. However, and considering that neither CSN nor the Offeror operate in the cement industry, with the exception of a small business in Brazil, which represents less than 1% of the market share in that country, we do not foresee any difficulty in obtaining all the abovementioned anti-trust clearances. In this light, the Offeror withdraws such condition.

13. Under paragraph 1(a) and paragraph 2 of article 189 of the PSC, the Offeror shall benefit from derogation of the duty to launch a takeover bid in the event of success of the Offer, since it is a general offer and on the date hereof complies with all requirements on minimum consideration as provided for under article 188 of the PSC for mandatory offers. In case these assumptions are confirmed, and provided that neither the Offeror nor the entities in a relationship with the Offeror as provided for under article 20-1 of the PSC acquire any Shares at a price above the consideration offered until the end of the Offer term, the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários, the “CMVM”) shall issue the statement referred to in paragraph 2 of article 189 of the PSC, upon application by the Offeror, subsequently to the Offer.

14. The decision to launch the Offer has been based on the assumption that, up to the end of the Offer term, no event shall occur with a material impact on the assets or the economic and financial situation of the Target Company on a consolidated basis. The following are examples of situations that can have such an impact:

a)
Adoption of resolutions approving with regard to the Target Company or to the companies that are in a control or group relationship with the Target Company having their registered offices in Portugal or abroad:

(i)
Any issue of shares, bonds or other securities granting the right to subscribe for or to acquire shares representing the share capital in the Target Company, or the issue of any such securities by companies that are in a control or group relationship with the Target Company in an amount exceeding € 50 million;

	(ii)	The winding up, conversion, merger or spin-off of the Target Company or of companies in a control or group relationship in an amount exceeding € 50 million;

	(iii)	Any amendment to the by-laws of the Target Company or of companies in a control or group relationship;

(iv)
Any distribution of assets to shareholders by the Target Company or the companies in a control or group relationship, other than the annual distribution of dividends that are consistent in time and in amounts with the ordinary policy of such companies and taking into account the results of such companies in the relevant financial year;

	(v)	The redemption or termination by any other form of shares issued by the Target Company or by companies in a control or group relationship;

(vi)
The acquisition, disposal of or creation of any encumbrances on, as well as any promise to dispose of or to create any encumbrances on, the shares in the Target Company, other than in compliance with obligations undertaken until the date hereof and of public knowledge;

(vii)
The acquisition, disposal of or creation of any encumbrances on, as well as promise to acquire, to dispose of or to create encumbrances on, holdings in other companies in a value exceeding € 50 million, other than in compliance with obligations undertaken until the date hereof and of public knowledge;

(viii)
The acquisition, disposal of or creation of encumbrances on, as well as promise to acquire, to dispose of or to create encumbrances on, assets in a value exceeding € 25 million in or by the Target Company or in or by companies in a control or group relationship, including the ongoing business or ownership transfer, or the promise to transfer the ongoing business, ownership, use or operation of establishment(s) of companies in a control or group relationship, or undertaking commitments for the disposal or transfer of such assets, other than in compliance with obligations undertaken until the date hereof and of pubic knowledge.

b)
Filling up vacancies in the corporate bodies of the Target Company or of companies in a control or group relationship without ensuring that removal of the designated members without just cause may occur by means of payment of a compensation which amount shall not exceed the corresponding yearly remuneration;

c)
The removal of other members of the corporate bodies of the Target Company or of companies in a control or group relationship resulting in the payment of compensations in an amount higher than that of the corresponding remuneration not yet due up to the expiry of the respective term of office;

d)
Any increase in the overall remuneration of the members of each of the corporate bodies of the Target Company or of companies in a control or group relationship for 2009 and the following years to an amount exceeding the overall remuneration of the members of those corporate bodies during 2008, other than an yearly increase of no more than 10 per cent;

e)
The doing of any acts and deeds by the Target Company or by companies in a control or group relationship that are not within the management in the normal course or fail to comply with the neutrality duty of the management body as provided for under article 181-5 of the PSC;

f)
Any material adverse asset change not arising from the normal course of business to the position of the Target Company or of companies in a control or group relationship in respect of the position evidenced on the relevant Management Reports and Accounts released for 31 December 2008 or, if available, for the latest half-year or quarter balance sheet released following said date;

g)	The disclosure of facts that may materially affect the valuation of the Shares but that had not been made public up to this date.

15. In addition, the decision to launch the Offer has been based on the assumption that, other than the information available in the accounting documentation of the Target Company prior to the date hereof, there is no provision of any agreement, contract or other instrument to which the Target Company or companies in a control or group relationship are a party pursuant to which, as a result of the launching of the Offer or of the Offeror’s acquisition or proposal to acquire all or part of the Shares, a material impact on the assets or the economic and financial situation of the Target Company on a consolidated basis is produced. The following are examples of situations that can have such an impact:

a)
Any loan or debt of any company of the group of the Target Company that is not yet immediately due, becomes due or may be declared as immediately due, or the ability of any of those companies to contract loans or debts is affected, with the exception of the change of control provisions included in the financing agreements entered into by CIMPOR or companies in a control or group relationship with CIMPOR described in the communication sent by the Target Company to the CMVM on 15 January 2010, and within its precise terms and limited to the information mentioned therein;

b)
Permitting the creation of (or rendering effective) any rights or encumbrances to the benefit of any third party over all or part of the business or assets of any company of the group of the Target Company;

c)	Any agreement, right or obligation of any company of the group of the Target Company terminates or is adversely modified or affected;

d)
The interest or the business of the Offeror, of companies in a control or group relationship with the Offeror or of a company of the group of the Target Company in or with any person, firm, company or body respectively terminates or is materially adversely modified or affected.

16. The decision to launch the Offer has been further based on the assumption that, up to the end of the Offer term, no event with an extraordinary adverse impact on the situation of the financial markets, both national and international, will occur.

17. The occurrence of any of the situations mentioned in 14, 15 and 16 above may be considered as being subject to the legal framework of the unforeseen and substantial change of circumstances and the Offeror may, in such situation, within a reasonable time and subject to the approval of the CMVM, modify or revoke the Offer as provided for under article 128 of the PSC.

18. The total consideration is assured in accordance with article 177-2 of the PSC with an Undertaking to Pay issued by a banking syndicate which is composed by Banco Itaú BBA S.A., Banco Bradesco, S.A. and Banco do Brasil, S.A.

19. All charges pertaining to the sale of the Shares, notably brokerage fees and fees for the performance of stock exchange transactions, as well as any taxes to be levied on the seller, shall be borne by the addressees of the Offer. Such figures are as set forth on the price schedules of the financial intermediaries available for inspection on CMVM’s website, www.cmvm.pt, and are to be indicated to the addressees at the time of delivery of the orders to sell.

20. The acceptance of this Offer by its addressees must be made, during the Offer term, through sale orders conveyed at the brokers, dealers and financial intermediary counters qualified to provide the securities registration and deposit service.

21. The addressees of the Offer may revoke the acceptance declaration through a communication addressed to the financial intermediary having received it:

(a)	As a general rule, no later than 5 (five) days prior to the end of the Offer term, i.e. no later than 3:00 p.m. of the February 12th , 2010 (article 126-2 of the PSC);

(b)	In the event a competing offer is launched, no later than the last day of the Offer term, i.e. no later than 3:00 p.m. of the February 17th , 2010 (article 185A-6 of the PSC);

(c)
In the event the Offer is suspended, no later than the end of the 5th (fifth) day subsequent to the end of the suspension, with a right to restitution of all Shares subject to acceptance (article 133-3 of the PSC).

22. The Offeror will maintain the shares representing the share capital in CIMPOR admitted to trade on a regulated market. Nevertheless, should the Offeror reach or exceed, directly or in accordance with article 20 of the PSC, (i) 90% of the voting rights corresponding to the share capital in the Target Company, up to the assessment of the Offer’s results, as a result of the Offer or other transactions as legally permitted and relevant to the calculation of such percentage, and (ii) 90% of the voting rights covered by the Offer, the Offeror reserves the right to resort, in the three months following the Offer, to the squeeze-out mechanism as provided for under article 194 of the PSC, which shall cause the Shares to be immediately withdrawn from negotiation on a regulated market. The re-listing of the Shares shall be prohibited for a period of one year.

23. In the event that the Offeror comes to hold, as a result of the Offer, at least 90 per cent of the voting rights in the Target Company calculated in accordance with article 20-1 of the PSC, the Offeror reserves the right to apply to the CMVM for the loss of CIMPOR’s status as public company under the provisions of article 27-1(a) of the PSC. As a result of the loss of such status, the Shares shall be immediately withdrawn from negotiation on a regulated market, and re-listing thereof will be forbidden for one year pursuant to article 29 of the PSC. The Offeror informs that, in the event it resorts to any of the abovementioned mechanisms, it will promote the admission to trade of the shares representing the share capital of the Target Company once the said one-year period has lapsed, when the market conditions justify so.

24. The Target Company’s by-laws do not include any restrictions as provided for under article 182-A of the PSC, and according to the Offeror’s understanding articles 182 and 182-A of the PSC do not apply to the Offeror or CSN, since CSN is a company organized and existing under the laws of Brazil and article 182 results from the transposition to Portuguese law of Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004, only applicable to European Union Member States. In addition, CSN’s by-laws do not include any restriction similar to those provided for under article 182-A of that same Code. However, CSN is a listed company with its shares admitted to trading in BOVESPA – Bolsa de Valores de São Paulo and in the New York Stock Exchange, and Brazilian law includes, in articles 154 and 155 of Act no. 6.404/76, a legal framework on directors’ liability and fiduciary duties, notably the obligation for the director to act loyally and in the interest of the company and its shareholders, which in the opinion of the Offeror is understood as doctrinally strengthened within the context of a takeover bid, in such a way as to cause the management of the target company to seek evidence of compliance with such duties through the will of the shareholders expressed at a general meeting of the shareholders, resulting in a safeguard of interests and achievement of goals similar to those underlying the article 182 of the PSC.

25. The Offer Prospectus is available for inspection by persons concerned at the registered office of the Offeror, at CSN’s institutional website (www.csn.com.br/ri), at the registered office of Banco Espírito Santo de Investimento, SA, located at Rua Alexandre Herculano, no. 38, in Lisbon, as well as at the website of the CMVM (www.cmvm.pt).

26. The report of the Board of Directors of the Target Company is available for inspection on the website of the CMVM (www.cmvm.pt).

27. The results of the Offer will be computed at the stock exchange special session of the Euronext Lisbon to be held on 18 February 2010, at a time as designated on the relevant Stock Exchange Special Session Notice. Euronext Lisbon will be responsible for making public the results of the Offer.

28. The Offer was subject to prior registration with the CMVM under no. 9178.

Lisbon, 27 January 2010

The Offeror	The Financial Intermediary
CSN Cement S. à r.l.	Banco Espírito Santo de Investimento, S.A.

NOTICE TO US SHAREHOLDERS

The Offer is made for the securities of a Portuguese company. The Offer is subject to the disclosure requirements of Portugal that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the US Federal Securities Laws, since the issuer is located in Portugal, and some or all of its officers and directors may be residents of Portugal. You may not be able to sue a Portuguese company or its officers or directors in a Portuguese Court for violations of the US Securities Laws. It may be difficult to compel a Portuguese company and its affiliates to subject themselves to a US Court’s Judgement.

The text above is a free translation to English of the Portuguese Launching Announcement in relation to the Offer that was registered with the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) on 27 January 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.